SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Heritage Global, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

42727E103

(CUSIP Number)

January 11, 2019

(Date of Event Which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42727E103

1	Names of reporting persons Topline Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,834,105
	6	Shared voting power 0
	7	Sole dispositive power 1,834,105
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 1,834,105
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.3%
12	Type of reporting person (see instructions) IA

CUSIP No. 42727E103

1	Names of reporting persons Collin McBirney
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,834,105
	7	Sole dispositive power 0
	8	Shared dispositive power 1,834,105

9	Aggregate amount beneficially owned by each reporting person 1,834,105
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.3%
12	Type of reporting person (see instructions) IN/HC

CUSIP No. 42727E103

1	Names of reporting persons Topline Capital Partners, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,834,105
	6	Shared voting power 0
	7	Sole dispositive power 1,834,105
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 1,834,105
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.3%
12	Type of reporting person (see instructions) PN

Item 1

(a) Name of Issuer:

Heritage Global, Inc.

(b) Address of Issuer’s Principal Executive Offices:

12625 High Bluff Drive, Suite 305, San Diego, CA

Item 2

(a) Name of Persons Filing:

Topline Capital Management, LLC (“TCM”)

Collin McBirney

Topline Capital Partners, LP (“TCP” or the “Fund”)

(b) Address of Principal Business Office or, if none, Residence:

2913 3rd Street, Unit 201, Santa Monica, CA 90405.

(c) Citizenship:

Reference is made to Row 4 of pages 2—4 of this Schedule 13G (this “Schedule”), which are incorporated by reference herein.

(d) Title of Class of Securities:

Common Stock, $0.01 par value

(e) CUSIP Number: 42727E103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Reference is hereby made to Rows 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which are incorporated by reference herein.

As of January 11, 2019, the Fund beneficially owned 1,834,105 shares of the issuer’s common stock. This filing is being submitted to amend the filing initially submitted on March 14, 2019 to include TCM, being the general partner and investment manager of the Fund, and Collin McBirney, being the sole member of TCM, as reporting persons.

The securities reported on this Schedule as beneficially owned by TCM (the “Securities”) are held by and for the benefit of the Fund. TCM, as the investment manager and general partner of the Fund, and Collin McBirney, as the member-manager of TCM, may be deemed to beneficially own the Securities held by the Fund for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of TCM or Mr. McBirney is, for any other purpose, the beneficial owner of any of the Securities held by the Fund, and each of TCM and Mr. McBirney disclaims beneficial ownership as to the Securities held by the Fund, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in Row 11 of pages 2, 3 and 4 of this Schedule was derived from the issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2018, in which the issuer stated that the number of shares of its common stock outstanding as of November 1, 2018 was 29,253,278 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2019

TOPLINE CAPITAL MANAGEMENT, LLC

By:	/s/ Collin McBirney
Collin McBirney
Managing Member

TOPLINE CAPITAL PARTNERS, LP
By:	Topline Capital Management, LLC,
its general partner

By:	/s/ Collin McBirney
Collin McBirney
Managing Member

COLLIN MCBIRNEY

/s/ Collin McBirney

EXHIBIT LIST

Exhibit A             Joint Filing Undertaking